SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No.     )

(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

Optex Systems Holdings, Inc.

(NAME OF ISSUER)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(TITLE OF CLASS OF SECURITIES)

68384X209

(CUSIP NUMBER)

The Longview Fund L.P.

1325 Howard Avenue, #217

Burlingame, CA 94010

(650) 638-0550

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

June 9, 2017

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX   ☐

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

SCHEDULE 13D

CUSIP NO: 68384X209

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Longview Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,800,132 (1)
	8	SHARED VOTING POWER No Shares
	9	SOLE DISPOSITIVE POWER 2,800,132 (1)
	10	SHARED DISPOSITIVE POWER No Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,800,132 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.10%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) 00

(1) Based on 7,540,101 shares of common stock outstanding as of August 7, 2017.

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SCHEDULE 13D

CUSIP NO: 68384X209

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.001 per share, of Optex Systems Holdings, Inc. (the “Issuer”), having its principal executive office at 1420 Presidential Drive, Richardson, TX 75081.

ITEM 2. IDENTITY AND BACKGROUND.

(a) The reporting person’s name is The Longview Fund L.P.

(b) The business address of the Reporting Person is 1325 Howard Avenue, Suite 217, Burlingame, CA 94010.

(c) The Reporting Person is principally engaged in the business of investing in equity, debt and other securities and assets.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is organized in the State of California.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 9, 2017, Sileas Corp. (“Sileas”), a related party to the Company, entered into a transaction with the Reporting Person to settle its February 20, 2009 note with the Reporting Person in the original principal amount of $13,524,405 (the “Note”). The parties agreed to a conversion by the Reporting Person of $3,358,538 of the amount due under the Note into shares of the Issuer common stock owned by Sileas and previously pledged to the Reporting Person as security with respect to the Note. Simultaneously therewith, Sileas made a $250,000.00 cash payment to the Reporting Person who agreed to satisfy $10,571,791 of the amount due under the Note. The remaining amount due under the Note is $64,000 which shall be paid in cash by Sileas to the Reporting Person on a quarterly basis.

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SCHEDULE 13D

CUSIP NO: 68384X209

ITEM 4. PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person owns 2,800,132 shares of the Issuer’s common stock, representing 37.10% of the shares of common stock outstanding, based on a report from the Issuer’s transfer agent as of June 20, 2017. The Reporting Person has sole voting and dispositive power over the common stock. Except as set forth in Item 3 above, the Reporting Person has not effected any transaction in the Issuer’s common stock during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Note Satisfaction Agreement as described in Item 3 above.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

None.

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SCHEDULE 13D

CUSIP NO: 68384X209

SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED: August 16, 2017	/s/ Merrick Okamoto,
President of Viking Asset Management LLC,
as Investment Manager for
The Longview Fund L.P.

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